

INVEST IN **ECUATORIANA AIRLINES, INC.**

A unique opportunity to create a flagship airline carrier for all of Ecuador & beyond

ecuatoriana.com   Anaheim, CA | B2B | Hardware | Minority Founder | Transportation |

Highlights

1 Hybrid low cost / full service business model utilized - one of the first in Ecuador.

2 Team with expertise in the aviation industry both in Ecuador and globally.

3 A wide open domestic market with little to no competition on eighty-percent of routes.

4 Investment contract with the Ecuadorian government, along with subsidies in fuel & more.

5 Agreement with a Global general sales airline ticketing company for Ecuatoriana Airlines expansion.

6 A name inspired by Ecuatoriana de Aviación, an icon and symbol of golden age Ecuadorian air travel.

Featured Investor

 **Ernst Jean**
Syndicate Lead

[Follow]

Invested $7,500 ⓘ

Entrepreneur and Angel investor

"After more than 30 years in the transportation field, I am investing in Ecuatoriana Airlines because I am confident that Ed Delgado is doing exactly what is needed to make air transportation available in Ecuador. The field is wide open with minimum competition and will help reduce traffic congestion. Ecuatoriana Airlines is bringing luxury and convenience at affordable prices. The principals have determination, patience and persistence. I am very proud to be one of the founders to make it happen. Let us fly together."

Our Team

 **Eduardo Delgado Martillo**   Chief Executive Officer

Senior Executive with 35 years of experience providing strategic and operations leadership in uniquely challenging situations in the luxury transportation industry and the commercial aviation industry.

 **Nicolas Lasso**   Chief Legal Officer

Lawyer with extensive experience in the area of corporate advice to companies, with focus on the aerospace industry and international corporations and practice in aviation law, corporate matters, mergers and acquisitions, negotiations, and more.

 **Maria Fernanda Intriago**   Chief Commercial Officer

Executive leader with 22+ years of experience in the commercial and private aviation industry, as well as in the tourism sector, leading regional and multicultural teams, and supervising all strategic areas of the business.

 **Javier Ramos**   Chief Financial Officer

Finance and Administrative Manager with more than 20 years of expertise overseeing transactions and reconciling monthly financial reports.

Pitch

Para leer el contenido en Español, sigue hacia abajo

 **Ecuatoriana Airlines Will Offer Service To All 14 Destinations Within Ecuador, Therefore Connecting Ecuador And People**

Ecuatoriana Airlines is dedicated to establishing robust connectivity among airports across the country, ensuring dependable transportation for both Ecuadorian residents and tourists. Our primary goal is to facilitate seamless travel experiences, fostering accessibility and convenience for all passengers. We intend to be the "Singapore Airlines" or "Emirates" of the region, offering connectivity, (an) excellent customer experience and reasonable fares.

 **Traveling Within Ecuador Is Difficult**

Despite boasting an impressive infrastructure comprising around 30 airports, of which 22 are presently operational, including four international ones, navigating travel within Ecuador presents significant challenges.





This not only deprives tourists of the opportunity to explore stunning and less-traveled destinations like Lago Agrio, Salinas & Cuenca, but also denies local economies the benefits of increased economic spending.

Until now.

 **Ecuatoriana Is Connecting The Country**

Ecuatoriana Airlines aims to bridge connectivity gaps by reviving operations at presently inactive airports. Additionally, we strive to provide our customers with affordable pricing through the optimization of our fleet and operational costs.



Ecuatoriana Airlines intends to deploy aircraft suitable for the geographical features of Ecuador, ensuring ample seating capacity to meet demand and facilitate the development of new routes, which will be flown starting two to three times a day. This strategic approach is designed to enhance operational efficiency and optimize costs for the airline. More importantly, it allows tourists, both foreign and domestic, to travel across the country. No longer will people need to endure dozens of hours on a bus or rent a private car. With Ecuatoriana, destinations can be reached across the country in under an hour. Whether customers want to see the beaches of the Ecuadorian coast or the jungles of the Amazon, the Andes of Sierras or the Islands of Galapagos, Ecuatoriana aims to be the airline of choice.

 **A Unique Business Model**



Ecuatoriana Airlines is set to introduce the highly efficient aircraft Dash Q400 that have not been deployed in Ecuador. What sets us apart is our commitment to transparent pricing—our ticket (fares) encompass all services, from snacks and drinks to (checked luggages) and travel insurance. We believe in providing customers with a hassle-free experience by eliminating additional charges for basic amenities. Furthermore, our Revenue Management System and Sales Strategy are meticulously designed to safeguard the bottom line while elevating the customer journey at every touchpoint.



We Have Been Featured In A Variety Of Media

EL COMERCIO   EL UNIVERSO   FlightGlobal   Airline Business INSIGHT

Airways   ch-aviation   Airliner World   ecuavisa

TELEAMAZONAS   24 HORAS   Revista VISTAZO Ecuador









"The launch of Ecuatoriana Airlines comes at a crucial time when the majority of the nation's internal travel depends on ground transportation."

NEWSMAX

"Ecuatoriana Airlines is set to revolutionize Ecuador's air transportation system."

GRIT DAILY
The Premier Startup News Hub.

Use Of Funds

ECUATORIANA
AIRLINES
INVESTMENT BREAKDOWN & DISTRIBUTION
Initial Disbursement
79%
FLEET
Fourth Disbursement
9%
ADMIN COSTS
Third Disbursement
7%
OPERATIONAL COSTS
Second Disbursement
5%
STAFFING & TRAINING

Funds will be used to conclude the (AOC) Aircraft Operating Certificate and the acquisition of the basic assets for the development of the project. This includes the acquisition and operation of aircraft, and growth to become a regional leader in the industry. This also includes acquisition of the first aircrafts for Ecuatoriana Airline.

The current DGAC Ecuadorian Aviation Authority regulations state that a minimum of only two aircrafts is required. Currently, each aircraft is at $3.0 million. In that case, we aim to seek additional funding outside of Wefunder to comply with these regulations.

Invest In Ecuador: Exclusive Benefits Await

$500
Elite Founders Circle
- ✔ Receive a 1:200 scale EA aircraft desk model2
- ✔ Your name on a commemorative plaque in the EA office
- ✔ Aircraft dedicated to our esteemed founding investors

$1,000
Exclusive SkyHigh VIP AvGeek Experience (accumulation of previous perks plus)
- ✔ Exclusive invite to an inaugural event in a major city
- ✔ Select from Los Angeles, Miami, New York, New Jersey, Chicago, or Ecuador
- ✔ Option to attend the arrival of the first EA aircraft in Ecuador

$5,000
Ecuadorian Explorer's Premier Destination Tour (accumulation of previous perks plus)
- ✔ Two roundtrip flights to explore two Ecuadorian destinations
- ✔ Enjoy priority boarding, seating, and access to the VIP domestic lounge
- ✔ Includes roundtrip ground transportation to/from your hotel and the airport in Quito or Guayaquil

$10,000
Heritage Journey Uncovering Ecuador's Treasures (accumulation of previous perks plus)
- ✔ Two roundtrip economy tickets from the US to Ecuador with EA
- ✔ Roundtrip ground transportation to/from your hotel in Quito or Guayaquil
- ✔ Two roundtrip flights to explore two destinations within Ecuador
- ✔ Priority Boarding: Enjoy priority boarding, seating, and VIP lounge access
- ✔ City Tour & Lunch: Full-day guided tour in Quito or Guayaquil with lunch for two

$15,000
Ecuadorian Elegance Luxurious Adventure (accumulation of previous perks plus)
- ✔ Receive a 1:150 scale EA aircraft desk model
- ✔ Two roundtrip economy class tickets from the US to Quito or Guayaquil
- ✔ Meet & greet service upon arrival at the gate in Quito or Guayaquil
- ✔ Roundtrip ground transportation to/from your hotel and the airport
- ✔ Four roundtrip flights within Ecuador, with priority boarding and VIP lounge access
- ✔ Hotel Stay: Two-night stay at a three-star hotel with breakfast
- ✔ Full-day guided tour of Quito or Guayaquil

$25,000
Galapagos Grandeur Exclusive Island Experience (accumulation of previous perks plus)
- ✔ Explore the Galapagos Islands on a 5-day tour for two
- ✔ Enjoy comfortable accommodations with breakfast included
- ✔ Two economy class tickets to/from the Galapagos Islands from Quito or Guayaquil
- ✔ Three full-day tours to nearby islands during your stay
- ✔ Special dinner for two on the day of your choice
- ✔ National Park fees and transportation to/from the airport in the Galapagos are covered
- ✔ Meet & greet service upon arrival when traveling internationally to Quito or Guayaquil

$50,000
Galapagos Elite Luxurious Island Exploration (accumulation of previous perks plus)
- ✔ Two economy class tickets from any major US city to Ecuador
- ✔ Meet & greet service and access to the International VIP lounge on arrival and departure
- ✔ Three nights at a 4-star hotel with breakfast, including luxury ground transportation
- ✔ Dinner for two at a four-star restaurant

- ✓ Choose between a full-day city tour in Quito & Guayaquil or a relaxing spa day in
- ✓ Papallacta thermal pools or Hilton Colon Guayaquil Spa with lunch
- ✓ Two roundtrip flights to the Galapagos Islands
- ✓ Enjoy a four-day, three-night cruise with daily tours and a personal chef
- ✓ National park fees and transportation to/from the airport in Galapagos are covered

$100,000
Ecuadorian Opulence The Ultimate Galápagos Adventure (accumulation of previous perks plus)

- ✓ Four roundtrip premium economy tickets from any major US city to Ecuador
- ✓ VIP meet & greet service and access to the International VIP lounge for four
- ✓ Four nights at a 4-star hotel with breakfast and luxury ground transportation
- ✓ Dinner for four at a four-star restaurant
- ✓ Full-day city tour & shopping or a spa day in Papallacta thermal pools or Hilton Colon Guayaquil Spa, with lunch for four
- ✓ Full day tour and shopping in Otavalo, Cotacachi & San Antonio with lunch at San Pablo Lake
- ✓ Four roundtrip economy class tickets to the Galapagos Islands
- ✓ Five-day, four-night luxury yacht cruise with daily island tours, a personal chef, and guide

$175,000
Darwin's Discovery Exclusive Galapagos and Cuenca Journey (accumulation of previous perks plus)

- ✓ Luxury VIP chauffeured transportation to/from your home and the airport in a black SUV for up to 6 passengers
- ✓ Four roundtrip First/Business Class tickets from any major US city to Ecuador
- ✓ VIP meet & greet service and access to the International VIP lounge on arrival & departure for four
- ✓ Luxury ground transportation to/from your 4-star hotel for two nights, including breakfast for four
- ✓ Dinner for four at a four-star restaurant
- ✓ Full-day city tour in Quito or Guayaquil, or opt for a spa day in Papallacta thermal pools or Hilton Colon Guayaquil Spa with lunch for four
- ✓ Four roundtrip premium economy tickets from Quito or Guayaquil to Cuenca, Ecuador
- ✓ Two nights in a four-star hotel in Cuenca with breakfast & dinner for four, including luxury ground transportation
- ✓ Full-day city tour & shopping in Cuenca, or opt for spa treatments at Cajas Resort & Spa
- ✓ Four roundtrip premium economy tickets from Quito or Guayaquil to the Galapagos Islands
- ✓ Unbelievable 5-day, 4-night cruise aboard a 5-Star, 5-Diamond luxury yacht with daily island tours, personal chef & guide (First sailings in May 2025)

$250,000
Once-in-a-Lifetime Expedition Through Ecuador, Golf, Galapagos, and Peru (accumulation of previous perks plus)

- ✓ 1:100 EA personalized aircraft desk model with your name on a commemorative plaque in the EA office
- ✓ Four roundtrip First/Business Class tickets from any major US city to Ecuador
- ✓ VIP meet & greet service and access to the International VIP lounge on arrival and departure for four
- ✓ Luxury VIP chauffeured transportation to/from your 5-star hotel for five nights, including breakfast for four
- ✓ Dinners for four at a four-star restaurant throughout your stay
- ✓ Full-day city tours in Quito or Guayaquil, or opt for full-day spa treatments in Papallacta thermal pools or Hilton Colon Guayaquil Spa with lunch for four
- ✓ Meet & greet and a round of golf with Ed Delgado, President/CEO of Ecuatoriana Airlines, including club rentals & caddy
- ✓ Four roundtrip premium economy tickets from Quito or Guayaquil to the Galapagos Islands for four passengers
- ✓ Seven-day, six-night luxury yacht excursion in the Galapagos with daily tours, personal chef, and guide (First sailings in May 2025)

- ✓ Roundtrip flight from Baltra Island to Isla Isabela with a two-night stay, breakfast, and personalized tour
- ✓ Relax and disconnect in a remote paradise in the Pacific, with national park fees and ground transportation included
- ✓ Continue your journey to Machu Picchu, Peru, with premium economy roundtrip tickets and a guided excursion of the Inka ruins
- ✓ Enjoy 5-star accommodations and world-renowned Peruvian cuisine during your stay

*Disclaimer: Perks are (subject to availability / fees and taxes excluded) (Valid within 3 years of Inaugural flight).

 **Call To Action**



The scene is not included

Are you prepared for an exceptional investment opportunity that not only addresses a pressing issue but also contributes to the economic growth of an entire country? Join us in supporting what has the potential to become the leading regional airline for years to come. Invest today and play a pivotal role in turning our vision of a connected Ecuador into a reality.





EN ESPAÑOL

Para leer el contenido en Español, sigue hacia abajo.

Ecuatoriana Airlines conecta de manera fácil y directa, a todo el Ecuador, a través de tarifas aéreas competitivas.

Destacados

1. Lideramos un modelo de negocio, aplicado por primera vez en Ecuador, que proporciona valor y excelentes tarifas para los clientes.

2. Contamos con un equipo de amplia experiencia en la industria aeronáutica, a nivel nacional e internacional. El recorrido de nuestros profesionales incluye a empresas como Continental Airlines, Delta, KLM Royal Dutch Airlines, United Airlines, Air Madrid, entre otras.

3. Contamos con un amplio mercado, y poca competencia, en el 70% de las rutas.

4. Tenemos un acuerdo de inversión con el gobierno ecuatoriano, que implica la exención del impuesto a la renta durante los primeros 8 años de operación.

5. Tenemos un acuerdo con un GSA (Agentes Generales) que promocionan a la aerolínea en el exterior, preparando así el terreno para la futura expansión regional e internacional de Ecuatoriana Airlines.

6. Contamos con un nombre comercial inspirado en Ecuatoriana de Aviación, un ícono de la industria aeronáutica ecuatoriana, que añade un sentido único de nostalgia y pertenencia nacional.

—————

EQUIPO

Eduardo Delgado - Presidente y Director Ejecutivo

Alto ejecutivo con 35 años de experiencia en liderazgo estratégico y
operacional, en situaciones desafiantes de la industria del transporte de lujo y
la aviación comercial.

María Fernanda Intriago - Directora Comercial

Líder ejecutiva con más de 22 años de experiencia en la industria de la
aviación comercial y privada; así como en el sector turístico, liderando
equipos y supervisando las áreas estratégicas del negocio. Profesional
trilingüe con sólidos conocimientos en planificación estratégica,
administración turística, ventas y operaciones aeroportuarias, negociación de
contratos, gestión del talento humano y resolución de conflictos.

Javier Ramos - Director Financiero

Director financiero y administrativo con más de 20 años de experiencia en la
supervisión de transacciones y convenios de informes financieros.

Nicolás Lasso - Director Legal

Abogado con amplia experiencia en el área de asesoramiento corporativo a
empresas, con enfoque en la industria aeroespacial, derecho aeronáutico,
corporaciones internacionales, negociaciones, entre otros servicios legales.

—————————————

 **La Única Aerolínea Que Ofrece
Conectividad A Todo El Ecuador**

Ecuatoriana Airlines está enfocada en establecer una fuerte conectividad
entre los aeropuertos del país, asegurando un transporte confiable tanto para
ecuatorianos como para extranjeros y turistas en general.

Nuestro objetivo principal es facilitar viajes sin interrupciones, fomentando
la accesibilidad y la comodidad para todos los pasajeros. Nuestra ambición es
ser el "Singapore Airlines" de la región, ofreciendo conectividad con tarifas
razonables y una excelente experiencia en vuelo al cliente.

 **Viajar Dentro De Ecuador Es Difícil**

A pesar de contar con una impresionante infraestructura compuesta por
alrededor de 30 aeropuertos, de los cuales 22 están actualmente operativos







alrededor de 30 aeropuertos, de los cuales 22 están actualmente operativos, incluidos dos internacionales, navegar dentro de Ecuador presenta desafíos significativos.

Lamentablemente, el 40 % de los aeropuertos del país no están en servicio, obligando a los turistas a soportar largos viajes en autobús para acceder a exóticos destinos domésticos.

Esto no solo priva a los turistas de la oportunidad de explorar destinos maravillosos y menos transitados como Lago Agrio, sino que también impide a las economías locales beneficiarse de los réditos que atrae el turismo .

Hasta ahora.

Ecuatoriana Está Conectando El País

Ecuatoriana Airlines tiene como objetivo cerrar las brechas de conectividad reanudando las operaciones en aeropuertos actualmente inactivos. Nos esforzamos por ofrecer a nuestros clientes precios asequibles a través de la optimización de la flota aérea y costos operativos.



Ecuatoriana Airlines operará aeronaves que se ajusten a las particularidades geográficas de Ecuador y asegurará la capacidad de asientos para satisfacer la demanda, facilitando la implementación de nuevas rutas que serán servidas dos o tres veces al día. Este enfoque estratégico está diseñado para mejorar la eficiencia operativa y optimizar costos.

Y lo que es más importante aún, permitirá a los turistas viajar por todo el país. Ya no será necesario soportar viajes largos en autobús o rentar autos privados; con Ecuatoriana Airlines se podrá alcanzar todos los destinos del país en tan solo una hora o menos. Ya sea que los clientes quieran ver las playas de la costa ecuatoriana, las selvas del Amazonas, las sierras de los Andes o las islas de las Galápagos, Ecuatoriana aspira a ser la aerolínea de elección.

 **Un Modelo de Negocio Único**



Ecuatoriana Airlines está preparada para introducir aeronaves modernas y altamente eficientes que no se han volado previamente en Ecuador. Lo que nos distingue es nuestro compromiso con la transparencia en los precios.

Nuestras tarifas incluyen todos los servicios: desde refrigerios y bebidas hasta chequeo de equipaje y seguro de viaje. Creemos en proporcionar a nuestros clientes una experiencia sin complicaciones, eliminando cargos adicionales por comodidades básicas.

Además, nuestro sistema de gestión de ingresos y estrategia de ventas está meticulosamente diseñado para proteger los resultados financieros, mientras que elevan el viaje del pasajero en cada punto de contacto.



Hemos Sido Destacados En Una Variedad De Medios

EL COMERCIO · EL UNIVERSO EL MAYOR DIARIO NACIONAL · FlightGlobal · Airline Business INSIGHT

Airways · ch-aviation · Airliner World · SV ecuavisa

TA TELEAMAZONAS · 24 HORAS · Revista VISTAZO ECUADOR

 **Uso De Los Fondos**





DESGLASE Y DISTRIBUCIÓN DE LA INVERSIÓN

Inicial Desembolso	Cuarto Desembolso	Tercer Desembolso	Segundo Desembolso
79%	9%	7%	5%
FLOTA	COSTOS ADMINISTRATIVOS	COSTOS OPERATIVOS	PERSONAL Y CAPACITACIÓN

Estos recursos serán invertidos para obtener la certificación de operador local y la adquisición de activos básicos para el desarrollo del proyecto. Esto incluye la compra y operación de aeronaves. Con este crecimiento

Ecuatoriana de Aviación se convertirá en líder regional de la industria.

La normativa vigente de la Autoridad Aeronáutica Ecuatoriana DGAC establece que se requiere un mínimo de dos aeronaves. Actualmente, cada avión cuesta 3,0 millones de dólares. En ese caso, nuestro objetivo es buscar financiación adicional fuera de Wefunder para cumplir con estas regulaciones.

 **Llamada A La Acción**



¿Está preparado para una oportunidad de inversión excepcional que no solo aborda un problema urgente, sino que también contribuye al crecimiento económico de todo un país? Únase a nosotros para apoyar a una aerolínea regional que tiene el potencial de convertirse en el líder para los años venideros. Invierta hoy y sea parte de nuestra visión de convertir al Ecuador en un país totalmente conectado

